Exhibit 14.1

Code of Business Conduct & Ethics

Last amended April 29, 2015

INTRODUCTION

It is the policy of Barnes & Noble, Inc. (together with its subsidiaries and affiliates, “Barnes & Noble” or the “Company”) to conduct its business with the highest level of integrity and ethical standards and to follow the law. Following the law both in letter and in spirit is the foundation of Barnes & Noble’s ethical standards. In carrying out this policy, Barnes & Noble has adopted the following Code of Business Conduct & Ethics (the “Code”).

The Code applies to all directors, officers and employees of Barnes & Noble. It covers a wide range of business practices and procedures. It does not cover every ethics and compliance issue that may arise, but it sets out basic principles to guide you. Additional policies and procedures that supplement the policies in the Code are in the Employee Handbook and in the HR & Learning section on Barnes & Noble Inside.

In doing your work for Barnes & Noble, you must follow the highest ethical standards and make every effort to avoid even the appearance of improper behavior. In addition, you are responsible for:

•	Asking questions if you have doubts about the best course of action in a particular situation; and

•	Reporting ethics and compliance issues promptly.

If you have questions about the Code, you should ask your supervisor unless a specific section of the Code tells you to contact someone else. Alternatively, you can contact one of the resources listed under Section 15 (“Approaching Ethics and Compliance Issues”) below. To report ethics and compliance issues, you should also follow the guidelines in Section 15. If you are an executive officer or director, you should see Section 15 for information about how to raise questions and report ethics and compliance issues.

Violations of the Code will be addressed promptly. Individuals who violate the standards in the Code will be subject to appropriate disciplinary action, which may include termination of employment.

1.	Compliance with Laws, Rules and Regulations

Barnes & Noble complies with applicable laws, rules and regulations in conducting its business and expects you to do the same. You do not have to know the details of all the laws, rules and regulations that apply to Barnes & Noble’s business, but you should be familiar with specific legal requirements that apply to your areas of responsibility. If you have questions about particular legal requirements, or what the law permits, you should contact Barnes & Noble’s Legal Department.

2.	Conflicts of Interest

You are expected to act in the best interests of Barnes & Noble and to avoid activities and situations that would interfere in any way with the interests of Barnes & Noble or your responsibilities to Barnes & Noble. If an activity or situation could make it hard for you to do your work for Barnes & Noble objectively or effectively, it may create a conflict of interest. In thinking about whether something creates a conflict, you should remember that:

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Situations involving your immediate family members may create a conflict if they interfere with the interests of Barnes & Noble or your responsibilities to Barnes & Noble. As used herein, immediate family members include your spouse, domestic partner, parent, child or sibling.

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Situations involving close personal relations other than immediate family members may create a conflict if they interfere with the interests of Barnes & Noble or your responsibilities to Barnes & Noble. As used herein, close personal relations include anyone with whom you have a personal relationship which could project the presence or appearance of a conflict.

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Situations involving an organization that you or an immediate family member or close personal relation have a significant relationship with, such as a small business, may create a conflict if they interfere with the interests of Barnes & Noble or your responsibilities to Barnes & Noble.

•	Even the appearance of a conflict may be a conflict of interest and affect Barnes & Noble’s relationships with its customers, suppliers and employees.

The Code cannot list every possible conflict of interest, but some common examples of situations that could create a conflict are:

•	Personal Benefits. Receiving improper personal benefits as a result of your position with Barnes & Noble.

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Competing with Barnes & Noble. Working for a competitor of Barnes & Noble. This includes serving as an employee, consultant or board member, marketing products or services in competition with Barnes & Noble’s business activities, or owning part of a company that competes with Barnes & Noble. Owning less than 1% of the stock of a public company that is a competitor of Barnes & Noble, or investing in mutual funds that hold stock in Barnes & Noble competitors, typically would not create a conflict.

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Relationships with Other Organizations. Working for a company that does business with Barnes & Noble (such as a customer or supplier). This includes serving as an employee, consultant or board member or owning part of a company that does business with Barnes & Noble. Owning less than 1% of the stock of a public company that does business with Barnes & Noble, or investing in mutual funds that hold stock in public companies that do business with Barnes & Noble, typically would not create a conflict.

•	Business Opportunities. Taking for yourself business opportunities that you learn about through your position with Barnes & Noble. See Section 5 below for more information.

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Gifts and Entertainment. Offering, giving, soliciting or accepting gifts, money, services or anything of value when doing so may influence, or be perceived as influencing, a decision or action. See Section 7 below for more information.

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Working with Immediate Family Members or Close Personal Relations. Working in the same department at Barnes & Noble, or having a supervisor/subordinate relationship, with an immediate family member or a close personal relation.

Barnes & Noble recognizes that actual or potential conflicts of interest may arise from time to time. You must disclose any actual or potential conflicts of interest to us. Many conflicts can be avoided or appropriately managed if they are disclosed and approved. Sometimes, steps can be taken to manage the conflict, such as seeing that you do not participate in making decisions on Barnes & Noble’s behalf about a matter where you have a conflict. Remember, having a conflict of interest is not necessarily a violation of the Code, but failing to disclose it is.

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The first step in addressing an actual or potential conflict is to inform your supervisor of the situation. Conflicts of interest may not always be clear-cut, so you should also contact Human Resources if you have questions about whether something creates a conflict. If you are an executive officer or director, you should contact Barnes & Noble’s General Counsel.

3.	Charitable, Government and Other Outside Activities

Barnes & Noble encourages you to participate in projects and causes that help your local community. Your private life is very much your own, and in most cases, activities like volunteering for a charity or serving in local government are unlikely to affect what you do for Barnes & Noble. At the same time, you should be sensitive to the possibility that participating in charitable, government or other outside activities could interfere with your obligations to Barnes & Noble or create a conflict of interest. You should avoid the activity if this would or could happen. When you get involved in outside activities, you should remember that you are participating on your own behalf and are not representing Barnes & Noble.

In addition, if you are an executive officer or director, before accepting a board seat at another for-profit organization, you should obtain approval from the Audit Committee.

4.	Insider Trading

In the course of your work for Barnes & Noble, you may learn information about Barnes & Noble or other companies that has not been made public. Using non-public, or “inside,” information for your own or others’ financial benefit is unethical and may also violate the law. U.S. laws prohibit a person who has “material” inside information about a company from trading the company’s stock (or other securities of the company, such as options, puts or calls) and from disclosing this information to other people who may trade. Violation of these laws may result in civil and criminal penalties, including fines and prison sentences.

Material inside information includes information that is not available to the general public and that could influence a reasonable investor to buy, sell or hold stock or other securities. It is not possible to identify all the information that could be viewed as material, but some examples include non-public information about: (a) Barnes & Noble’s financial performance, including earnings and dividend decisions; (b) significant acquisitions, divestitures or other business transactions; (c) announcements about major new products or services; (d) major new contracts; (e) changes in senior management or Board members; and (f) other significant activities affecting Barnes & Noble.

Some guidelines that can help you avoid improper trading based on inside information are:

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If you know that Barnes & Noble is about to make an announcement that could affect the price of its stock, you should not buy or sell Barnes & Noble stock on the open market until the information becomes available to the general public.

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If you know that Barnes & Noble is about to announce a new product or make a purchasing decision that could affect the stock price of a Barnes & Noble supplier or another company, you should not buy or sell the stock of that company until the information becomes available to the general public.

•	You should not buy or sell the stock of a Barnes & Noble customer or supplier if you have inside information about that company.

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You should not disclose inside information to other Barnes & Noble employees who do not have a business need to know the information or to anyone outside of Barnes & Noble. Disclosing inside information to other people who buy or sell a company’s stock based on the information violates U.S. insider trading laws and can result in the same penalties that apply if you trade yourself, even if you do not receive any money or benefit from trades made by the other people.

You should read and ensure you fully understand Barnes & Noble’s Insider Trading policy. If you are uncertain about whether you can buy or sell Barnes & Noble stock or the securities of another company that you learn about through your work at Barnes & Noble, you should contact Barnes & Noble’s Legal Department before buying or selling.

5.	Business Opportunities

As a director, officer or employee of Barnes & Noble, you owe a duty to the company to advance its interests when the opportunity to do so arises. You may not use company property or information, or your position with Barnes & Noble, for improper personal gain or gain for an immediate family member or close personal relation.

In addition, unless you obtain prior approval, you may not participate in a business opportunity that you reasonably expect may be of interest to Barnes & Noble, or a business opportunity that you learn about through your work at Barnes & Noble if it relates to the company’s current or potential business. To obtain approval, you should contact your supervisor. If you are an executive officer or director, you should contact Barnes & Noble’s General Counsel.

6.	Competition and Fair Dealing

Barnes & Noble seeks to outperform its competition fairly and honestly, and to obtain competitive advantages through superior performance, never through unethical or illegal business practices. Stealing proprietary information, obtaining trade secret information without the owner’s consent, or inducing disclosures by past or present employees of other companies is prohibited. You should make every effort to respect the rights of Barnes & Noble’s customers, suppliers, competitors and employees and to deal fairly with them. You should not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other practice involving unfair dealing.

All directors, officers and employees are required to comply with antitrust and related competition laws in jurisdictions in which we do business. You should not engage a Barnes & Noble competitor in discussions, agreements or understandings about prices or allocations of territory, customers or sales, or share information about company prices, discounts or customers with a competitor. In addition, you should avoid discussing with a competitor any other agreements that inhibit free and open competition or involve tie-in sales or reciprocal transactions without prior authorization from Barnes & Noble’s senior management. If you believe you are dealing with a potential antitrust or competition issue, you should contact Barnes & Noble’s Legal Department.

7.	Gifts and Entertainment

The purpose of business entertainment and gifts in a commercial setting is to create good will and sound working relationships, not to gain unfair advantage. Actions that you take on behalf of Barnes & Noble should be free from any suggestion that you are giving favorable treatment to individuals or organizations that do business with, or are seeking to do business with Barnes & Noble, or that you received favorable treatment from them.

Gifts offered by employees of different companies vary widely. They can range from advertising novelties and product samples of nominal value, which you may give or accept, to bribes, which you may not give or accept under any circumstances. Gifts include cash, other material goods, services and anything else of value, including promotional premiums and discounts.

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You may not offer or give gifts to an individual or organization that Barnes & Noble does business with, or is seeking to do business with, if the gift could influence, or reasonably give the appearance of influencing, decision or action. However, you may give gifts of nominal value, such as an advertising novelty or a product sample. You also may give common courtesies, such as meals and entertainment, that are consistent with customary business practices and are not excessive in value.

You and your immediate family members and close personal relations may not solicit or accept gifts from an individual or organization that does business with, or is seeking to do business with Barnes & Noble, if the gift could influence, or reasonably give the appearance of influencing, a decision or action. However, provided it does not influence or reasonably give the appearance of influencing a purchasing decision, you and your immediate family members and close personal relations may accept gifts of nominal value, such as an advertising novelty or a product sample. Additionally, provided it does not influence or reasonably give the appearance of influencing a purchasing decision, you and your immediate family members and close personal relations also may accept common courtesies, such as meals and entertainment, that are consistent with customary business practices and are infrequent and not excessive in value. The Company may consider a variety of factors in determining what is excessive including but not limited to the value of what is received, the personal benefit to the recipient, the relationship between the provider, the recipient and the Company, the recipient’s position in the Company, the nature of what is provided, and the underlying facts and circumstances. Different rules may apply in the context of dealing with governments and government personnel. Generally speaking, no gifts, regardless of value, should be provided to any government official by the Company or employees on behalf of or to obtain a benefit for the Company, such as for example in the context of any current, previous, or potential procurement or investigation, without the express advance authorization of the Legal Department. See Section 13 below for more information.

Before any gift is exchanged, you should determine if it is permitted under the Code and the Company’s policies. Any questions with regard to gifts and entertainment should be directed to the Barnes & Noble Legal Department.

8.	Equal Employment and Working Conditions

You have a fundamental responsibility to show respect and consideration to your teammates. The diversity of Barnes & Noble’s employees is a tremendous asset. Barnes & Noble is firmly committed to providing equal opportunity in all aspects of employment and does not tolerate any illegal discrimination or harassment of any kind. All employment practices and decisions, including those involving application procedures, recruiting, hiring, placement, job assignment, transfer, promotion, training, compensation, benefits, discipline, leave of absence, layoff, recall and termination, must be conducted without regard to age, race, color, ancestry, national origin, citizenship status, military or veteran status, religion, creed, disability, sex, sexual orientation, marital status, genetic information, gender identity and expression, or any other characteristic protected by applicable laws and not related to the job, and must comply with all applicable laws.

In addition, Barnes & Noble prohibits harassing, retaliatory or discriminatory conduct in the workplace, whether based upon age, race, color, ancestry, national origin, citizenship status, military or veteran status, religion, creed, citizenship status, disability, sex, sexual orientation, marital status, genetic information, gender identity and expression, or any other unlawful basis. This includes sexual harassment, regardless of whether it is committed by supervisory or non-supervisory personnel or any other third party.

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9.	Health and Safety and Environmental

Barnes & Noble strives to provide each of its employees with a safe and healthful work environment. You are responsible for maintaining a safe and healthy workplace for yourself and other employees by following safety and health rules and practices and by reporting accidents, injuries and unsafe equipment, practices or conditions and must comply with all environmental rules and regulations.

Violence and threatening behavior are not permitted. All potentially dangerous situations, including threats by co-workers, should be reported immediately to any member of management with whom you feel comfortable.

The Company prohibits employees from being under the influence of drugs, alcohol, or prescription drugs that may impair their ability to perform their job up to standards or hinder the safety of employees and customers. Consumption of alcoholic beverages on Barnes & Noble premises is only permitted, with prior management approval, for company-sponsored events.

10.	Record-keeping and Public Communications

Barnes & Noble requires honest and accurate recording and reporting of information in order to make responsible business decisions. For example, you should report only the actual number of hours that you worked. In addition, for those employees that use business expense accounts, business expenses must be documented and recorded accurately. If you are not sure whether a certain expense is legitimate, ask your supervisor. You may also obtain rules and guidelines from Barnes & Noble’s Accounting Department. You are also prohibited from knowingly misrepresenting, omitting or causing others to misrepresent or omit, material facts about Barnes & Noble to others in any public disclosures, within or without Barnes & Noble, including Barnes & Noble’s independent auditors.

All of Barnes & Noble’s books, records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect Barnes & Noble’s transactions and must conform both to applicable legal requirements and to Barnes & Noble’s system of internal controls. All Barnes & Noble business data, records and reports must be prepared truthfully and accurately. Reports and other documents that Barnes & Noble files with or submits to the Securities and Exchange Commission, and other public communications, should contain full, fair, accurate, timely and understandable disclosure. You should retain records in accordance with Barnes & Noble’s record retention policies.

Business records and communications often become public. You should avoid exaggeration, derogatory remarks, guesswork, or inappropriate characterizations of people and companies in communications you send in the course of your duties, since these can be misunderstood. This applies equally to business correspondence, e-mail, internal memos, and formal reports.

If you notice an inaccuracy in a company record, or a failure to follow our internal control processes, you should report such inaccuracy or failure through the channels described in Section 15.

11.	Confidentiality

You must protect confidential information and be careful not to disclose it except when disclosure is required or permitted by law. You should avoid disclosing confidential information to other Barnes & Noble employees who do not have a business need to know the information.

Confidential information includes all information about Barnes & Noble and its business that has not been made public. It also includes non-public information about suppliers and customers, as well as other non-public information that comes to you in the course of performing your duties for Barnes & Noble. The obligation to maintain the confidentiality of this information continues even after your work at Barnes & Noble ends.

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For clarity, neither the Code nor any provision hereof, including but not limited to this Section 11, prohibits you from (i) filing and maintaining the confidentiality of a claim with a government agency that is responsible for enforcing a law, such as the Securities and Exchange Commission, (ii) providing confidential information to such a government agency where required or permitted by law, or (iii) cooperating, participating or assisting in any government or regulatory entity investigation or proceeding.

12.	Protection and Proper Use of Barnes & Noble Assets

You should make every effort to protect Barnes & Noble’s assets and use them efficiently. Theft, carelessness, and waste have a direct impact on Barnes & Noble’s profitability. You should use Barnes & Noble’s assets for legitimate business purposes, although incidental non-business use of equipment such as e-mail and telephone systems is permitted in accordance with the Electronic Communication Standards and the Solicitation and Distribution Policies.

The obligation to protect Barnes & Noble’s assets includes its confidential information. This includes intellectual property such as trade secrets, patents, trademarks, and copyrights, as well as business, marketing and service plans, engineering and manufacturing ideas, designs, databases, records, customer or employee information provided to you solely in the course of performing your duties and any unpublished financial data and reports. Unless required or permitted by law, unauthorized use or distribution of this information violates Barnes & Noble policy and the Code. It may also be illegal and result in civil or criminal penalties.

13.	Political Contributions and Payments to Government Personnel

You are free to participate in personal political activities, unrelated to Barnes & Noble, on your own time and at your own expense. If you intend to run for election or seek appointment to a government-related position, or otherwise participate in government activities, you should remember the guidelines on conflicts of interest and outside activities in Sections 2 and 3 of the Code.

Federal law and many state and local laws prohibit corporate contributions to political parties or candidates. You should keep in mind that using your work time or Barnes & Noble assets for political activities is tantamount to a political contribution. For this reason, Barnes & Noble’s assets, facilities and resources may not be used for political purposes at any time, except as may be expressly authorized by the Legal Department, and you should avoid even the appearance of doing so. Because of the significant potential legal ramifications, government relations and lobbying activities by Barnes & Noble are conducted under the direction of the Legal Department.

In addition, acceptable practices in the commercial business environment, such as providing meals or entertainment, may be entirely unacceptable if you are dealing with government employees or other people acting on the government’s behalf, and may even violate the law. If you are working with government personnel, you need to be aware of the laws and regulations in this area and follow them.

The Foreign Corrupt Practices Act, a U.S. law, makes it a crime to give or offer to give anything of value (including payments of money), directly or indirectly, to officials of foreign governments (which can include executives and employees of foreign companies in which governments have an ownership interest), foreign political candidates or parties, or any other person in order to obtain or retain business or for the purpose of obtaining special treatment, even if the payment is requested. It is strictly prohibited to make illegal payments to government officials of any country.

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In addition, the U.S. government has a number of laws and regulations about business gratuities that U.S. government personnel may not accept. Promising, offering or delivering a gift, favor or other gratuity to an official or employee of the U.S. government in violation of these rules not only violates the Code but could be a criminal offense. Many state and local governments, as well as foreign governments, have similar rules.

You should contact Barnes & Noble’s Legal Department if you have any questions in this area.

14.	Raising Questions and Reporting Potential Ethics and Compliance Issues

If you encounter an ethics or compliance issue and you are not sure about the best course of action, you should ask for help. In addition, you have a duty to report any ethics or compliance issues promptly, including possible violations of the Code, the law or other Barnes & Noble policies, and to assist Barnes & Noble in preventing and addressing ethics and compliance issues. You are also expected to cooperate fully with Barnes & Noble or governmental authorities in any investigation of alleged ethics or compliance issues and, as described in Sections 11 and 12 of the Code, may disclose confidential information to governmental authorities if disclosure is required or permitted by law.

15.	Approaching Ethics and Compliance Issues

You are expected to promote compliance with the Code. However, in some situations it is difficult to know right from wrong. Since it is not possible to anticipate every situation that will arise, it is important to think about ways to approach ethics and compliance issues. These are the steps to keep in mind:

•	Make sure you have all the facts. In order to reach the right solutions, you must be as fully informed as possible.

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Ask yourself: What specifically am I being asked to do? Does it seem unethical or improper? This will enable you to focus on the specific question you are facing, and the alternatives you have. Use your judgment and common sense; if something seems unethical or improper, it probably is.

•	Clarify your responsibility and role. In most situations, there is shared responsibility. Are your colleagues informed? It may help to get others involved and discuss the problem.

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Discuss the problem with your supervisor. This is the basic guidance for all situations. In many cases, your supervisor will be more knowledgeable about the question and will appreciate being brought into the decision-making process. Remember that it is your supervisor’s responsibility to help solve problems.

•	Seek help from Barnes & Noble resources.

-	There may be times when it is not appropriate to discuss an issue with your supervisor, or where you do not feel comfortable approaching your supervisor. If that happens, you should discuss the issue locally with your management team.

-	In addition, you may contact We Listen at (877) WE-LISTN (877-935-4786) or welisten@bn.com. Another resource to contact is the Loss & Fraud Prevention hotline at 877-887-2948.

-	Another option available to you is calling Barnes & Noble’s Legal Department at 212-633-3300. The Legal Department can put you in direct contact with the appropriate person at Barnes & Noble headquarters. If you prefer to write, address your concerns to: Barnes & Noble Legal Department, 122 Fifth Avenue, New York, New York 10011.

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You have additional avenues available for reporting accounting-related matters. If an accounting, internal accounting control or auditing matter is involved, you may contact the Chief Financial Officer or the Audit Committee through e-mail at Auditcomm@bn.com, or by regular mail at 122 Fifth Avenue, New York, New York 10011. You can find additional information about the types of concerns you can report through these procedures in the Employee Handbook.

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You may report ethics and compliance issues anonymously and confidentially. A number of the resources mentioned above (calling the We Listen hotline or the Loss & Fraud Prevention hotline or otherwise contacting We Listen or Loss & Fraud Prevention, writing to Barnes & Noble’s Legal Department, and e-mailing the Chief Financial Officer or the Audit Committee) allow you to make reports anonymously. However, you are encouraged to identify yourself, since this can make follow-up and investigation easier. All reports will be kept confidential to the fullest extent possible, except where disclosure is required to investigate a report or by law.

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Retaliation for reporting ethics and compliance issues is prohibited. Barnes & Noble does not permit retaliation of any kind against you for reporting potential ethics or compliance issues in good faith or for assisting in the investigation of these issues. Barnes & Noble will take appropriate disciplinary action against individuals who engage in retaliation, which may include termination of employment.

•	Always ask first, act later. If you are unsure of what to do in any situation, seek guidance before you act.

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What to do if you are an executive officer or director. If you are an executive officer or director, you should contact Barnes & Noble’s General Counsel to raise questions or report ethics and compliance issues.

16.	Waivers

You should contact Barnes & Noble’s General Counsel for a request for a waiver of any provision of this Code. Any waiver of a provision of this Code for executive officers or directors may be made only by the Board of Directors or a committee of the Board of Directors and will be promptly disclosed as required by applicable laws or regulations.

17.	Administrative

This Code may be changed or amended from time to time at the discretion of Barnes & Noble. Where any applicable law imposes requirements in conflict with or in addition to the provisions of this Code or its enforcement, such law will govern for applicable employees and the Code will be enforced in a manner consistent with such laws. You will be asked periodically to certify that you have read and understand the Code and your obligations. This Code is not a contract of employment and does not alter the at-will status of an employee. The employment of all at-will employees may be terminated at any time, with or without cause, so long as such action does not violate applicable law.

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